NO ACT

PE
12-23-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010638

February 12, 2010

Received SEC
FEB 12 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-12-2010

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Re: Allegheny Energy, Inc.
Incoming letter dated December 23, 2009

Dear Mr. Dunlap:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to Allegheny by James S. Premoshis. We also have received a letter from the proponent dated January 8, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: James S. Premoshis

FISMA & OMB Memorandum M-07-16

February 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Allegheny Energy, Inc.
Incoming letter dated December 23, 2009

The proposal requests that the board adopt a policy that, whenever possible, the chairman shall be an independent director, by the standard of the New York Stock Exchange, who has not previously served as an executive officer of Allegheny.

We are unable to concur in your view that Allegheny may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Allegheny may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alexandra M. Ledbetter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

James Premoshis

FISMA & OMB Memorandum M-07-16

January 8, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Allegheny Energy, Inc. (AYE)
Independent Board Chairman

Ladies and Gentlemen:

This responds to the December 23, 3010 no action request.

The company nonetheless claims that the well-established wording of the proposal is vague in requiring two consistent qualification that do not duplicate each other:

"RESOLVED: The shareholders request our board of directors to adopt a policy that, [1] whenever possible, the chairman of the board of directors shall be an independent director (by the standard of the New York Stock Exchange), [2] who has not previously served as an executive officer of the Company."

The company in effect simply claims that the additional explanation of "whenever possible" in the resolved statement ("that compliance with the policy is temporarily excused if no independent director is available and willing to serve as chairman") needs also to be repeated in the supporting statement.

The company claims that shareholders will be mislead into believing a proposed enhancement of the chairman's qualifications, part of which involves a NYSE standard – is an accusation that the chairman does not meet NYSE standards.

The company said that it does not anticipate delisting from the NYSE. However if the company were delisted, the company does not explain why it could not continue to apply a NYSE standard to at least a single position within the company after such delisting. The company has not shown examples of recently de-listed companies being forced to abandon all NYSE governance standards or even one NYSE governance standard.

This is to request that the Securities and Exchange Commission allow shareholders to vote on this rule 14a-8 proposal.

Sincerely,

James Premoshis

cc: Daniel Dunlap



DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
Phone: (724) 838-6188; FAX: (724) 830-7736
Email: ddunlap@alleghenyenergy.com

December 23, 2009

Via Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Submitted by Mr. James S. Premoshis Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by Mr. James S. Premoshis (the "***Proponent***"), received on November 25, 2009 and subsequently revised by the Proponent on December 15, 2009, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2010 annual meeting of stockholders (the "***2010 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, I have:

A. filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

B. concurrently sent copies of this correspondence to the Proponent.

This request will be submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent via overnight mail simultaneously to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D requires proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that if he elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal

The Proposal states:

> RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of the board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders; and that compliance with the policy is temporarily excused if no independent director is available and willing to serve as chairman.

The Proposal and the Supporting Statement as revised by the Proponent on December 15, 2009 are attached to this letter as ***Exhibit A***.

Basis for Exclusion

The Company believes that the Proposal and the Supporting Statement may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Analysis

The Proposal may be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004) ("***SLB 14B***"). Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Alaska Air Group Inc.* (April 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); *Puget Energy, Inc.* (March 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" as "vague and indefinite"); *General Magic, Inc.* (May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its stockholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary); and *Philadelphia Electric Co.* (July 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the stockholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The Company believes that the Proposal is sufficiently vague and ambiguous that it is impossible to ascertain exactly what actions or measures the Company is expected to take or when these actions or measures should be taken, and neither the Proposal nor the Supporting Statement provide sufficient insight to ensure that the actions taken by the Company are not significantly different from the actions envisioned by the stockholders if the Proposal is included in the Proxy Materials for the 2010 Meeting. Moreover, this ambiguity in the Proposal is material because it concerns the essential objective of the Proposal: attempting to set a new independence standard for the Company's chairman. Thus, for the reasons set forth below, the Company believes that the Proposal and the Supporting Statement are excludable from the Company Proxy Materials for the 2010 Meeting under Rule 14a-8(i)(3).

a. The Proposal conflicts with the New York Stock Exchange independence standard.

The Proposal requires that the proposed independence standard include the requirement that the Chairman not have previously served as an executive officer of the Company. In mandating this additional requirement, the policy that the Company is requested to adopt would conflict with Section 303A.02(b)(i) of the New York Stock Exchange ("***NYSE***") Listed Company Manual. The Proposal is vague and misleading because although it implies that the requested independence standard is that of the NYSE, it incorporates other requirements as further described below.

Specifically, the first sentence of the Proposal states that "the chairman of the board of directors shall be an independent director (by the standard of the New York Stock Exchange), *who has not previously served as an executive officer of the Company*" (emphasis added). As the Staff is aware, the "independence" requirement of Section 303A.02 ("***Section 303A***") of the NYSE Listed Company Manual applies to any director of the Company and does not prohibit a director from previously having served as an executive officer of the Company. Section 303A.02(b)(i) of the NYSE Listed Company Manual merely requires a "cooling off" period of three years after the director was an employee of a listed company before he or she would be considered independent. Accordingly, the independence standard requested in the Proposal is inconsistent with the independence standards of the NYSE because one can be a former executive officer and be independent under the applicable NYSE standards so long as the "cooling off" period has been satisfied. The Company believes that if the Proposal is not excluded pursuant to this request, a stockholder that may vote on this matter could be under the false impression that the requested standard is that of the NYSE. Therefore, it is unclear whether the Company's stockholders, in voting on the Proposal, would understand that the Proposal is actually requiring that the Company's Chairman be non-management (and not merely independent as NYSE listing standards would permit) and that such a requirement conflicts with the NYSE independence standard.

The first sentence of the Proposal also requests that the Company's board of directors (the "***Board***") adopt a policy that applies "whenever possible." The Proposal and the Supporting Statement, however, provide absolutely no guidance as to when this new policy is supposed to apply. As the Staff is aware,

Section 303A of the NYSE Listed Company Manual specifically requires the Board to affirmatively determine on an annual basis whether a director has any "material relationship" with the Company that might negatively impact the director's independence. Pursuant to Section 303A of the NYSE Listed Company Manual and Item 407 of Regulation S-K, the Company does not have the ability to implement the policy requested by the Proposal on a selective or "whenever" basis and the Proposal and the Supporting Statement do not contain any guidance regarding when the policy should apply.

In addition, the Proposal requests that the Company's Board of Directors adopt a policy that its chairman "be an independent director (by the standard of the New York Stock Exchange)." Section 303A.01 of the NYSE Listed Company Manual requires that listed companies have a "majority of independent directors" and, therefore, does not specifically require that the Company's Chairman be independent pursuant to the applicable NYSE standards as is implied by the Proposal. The Proposal, accordingly, creates the false impression that the Company is not currently in compliance with the applicable NYSE director independence standards by implying that its Chairman should be independent under the applicable NYSE standard.

The applicable standard of independence is the core of the Proposal and clearly would be material to a stockholder's determination whether to vote for or against the Proposal. The Proposal attempts to falsely portray that the requested independence standards are that of the NYSE and creates the false impression that the Chairman is not in compliance with the applicable NYSE director independence standards. In addition, the Supporting Statement does not provide any further clarification or guidance as to the standard that would be addressed under the requested policy and does not serve to cure the Proposal's deficiencies. Therefore, neither the Company's stockholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal.

b. The Proposal is internally inconsistent and misleading.

In addition to that discussed above, the Company believes that the Proposal is internally inconsistent and misleading for the following reasons. First, the Company's common stock is listed and traded on the NYSE and the Company has no current intention of not retaining such listing. However, other than requesting that the Company implement a modified NYSE independence standard, the Proposal does not contemplate and it is unclear exactly what actions the Company would be required to take if the Company decided to list its securities on another exchange or if its securities were no longer listed on the NYSE. The Proposal is unlike other similar proposals that allow for such a scenario by providing that the independence standard is that set forth in the NYSE listing standards, "***unless*** the [c]orporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply." (emphasis added) *See JPMorgan Chase & Co.* (February 12, 2009). For example, if the Company decided to list its securities on another exchange, it would be required to comply with that exchange's listing standards relating to independence. However, if the Proposal was adopted, the Company would also be required to continue to follow the NYSE independence standards even if such standards were inconsistent with the independence standards of the new exchange. This provides for yet another matter that the Proposal leaves open for interpretation resulting in it being vague and indefinite because the Company and its stockholders might interpret the Proposal differently if such a situation would occur.

Second, the Proposal also requires that the policy to be adopted by the Company specify "how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders." However, the Proposal does not set forth any of the requirements that such a policy should include. In addition, since the Proposal seems to modify the independence standard of Section 303A of the NYSE Listed Company Manual as discussed above, there are many different ways the Proposal could be interpreted that could lead to varying results. For example, it is unclear what conduct on part of the Company or the Chairman could lead such a person to be deemed not "independent" under the Proposal. In determining whether the Chairman has ceased to be independent, should the Board only focus on facts that were brought to its attention indicating that such a person "previously served as an executive officer of the Company" or should the Board also take into account any other material relationship that the Board is required to consider pursuant to Section 303A.02 of the NYSE Listed Company Manual such as commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships? The Proposal also does not address whether the Board should take into account the employment or other actions of the "immediate family member" of the Chairman, as required by Section 303A.02(b)(1) of the NYSE Listed Company Manual.

The Company believes that the Proposal should be read without construing any ambiguity since the Staff has previously explained its position that proposals should be drafted with precision. *See* Staff Legal Bulletin No. 14 ("***SLB 14***") (July 13, 2001) and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In this teleconference, the Associate Director (Legal) of the Division (the "***Associate Director***") emphasized the importance of precision in drafting a proposal, citing SLB 14. The Associate Director stated, "you really need to read the ***exact wording*** of the proposal...We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]" (emphasis added). Question B.6 of SLB 14 states that the Staff's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted."

The Staff has permitted the exclusion of proposals requesting that a company take a particular action where the proposal references a defined term or set of guidelines but fails to define or meaningfully describe the substantive provisions of the defined terms or guidelines. For example, in *Bank of America* (February 2, 2009), the proposal requested a "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." The Staff concurred that the proposal could be excluded because the language that was intended to clarify the specific independence standard called for in the proposal did not eliminate the ambiguity and was considered vague and indefinite under Rule 14a-8(i)(3). The Proposal suffers from the same type of defect because it requests a policy addressing a specific standard; however, the requested standard is internally inconsistent as described above. Similarly, in *The Boeing Co.* (February 10, 2004), the stockholder proposal requested a bylaw requiring the chairman of the board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws."

The Staff has consistently deemed a proposal to be impermissibly vague or indefinite where the proposal calls for the company to adopt, consider or abide by a standard or set of standards established by a third party without describing the substantive provisions of the standards or guidelines. *See e.g., Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting management to prepare a report based on the "Global Reporting Initiative" guidelines where the proposal did not contain a description of the guidelines). *See also Johnson & Johnson* (February 7, 2003) (proposal requesting adoption of the Glass Ceiling Commission's business recommendations); *H.J. Heinz Co.* (May 25, 2001) (proposal requesting implementation of the SA8000 Social Accountability Standards); and *Ann Taylor Stores Corp.* (March 13, 2001) (proposal requesting "full implementation" of human rights standards incorporating the conventions of the International Labor Organization).

Here, the Proposal fails describe the substantive provisions of the requested policy, and is misleading and it is unclear exactly what action the Company would be required to take if the requested policy was adopted because the it is ambiguous and subject to multiple reasonable interpretations. Moreover, neither the Company's stockholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal.

c. *The Proposal is distinguishable from other similar shareholder proposals and the related no-action request letters filed with the Commission that requested relief under Rule 14a-8(i)(3).*

The Proposal appears to be a relatively new version of this type of proposal and is distinguishable from other similar shareholder proposals and the related no-action request letters where the Staff did not concur that the proposal could be excluded under Rule 14a-8(i)(3). For example, in *Avista Corporation* (March 6, 2008), the proposal requested that the "independent director serve as chair of the board who may not simultaneously serve as chief executive of the company." Also, in *International Paper Company* (March 8, 2004), the proposal requested that the company "require that an independent director who has not served as chief executive officer ('CEO') of the Company shall serve as chairman of the Board of Directors." Unlike this letter, each company argued in the related no-action request letter that certain statements and assertions in the proposal and the supporting statement were misleading. In the instant case, the Proposal itself is susceptible to multiple interpretations and the Staff has previously recognized that when such conflicts exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3) as further discussed above.

The Proposal is also distinguishable from other stockholder proposals that identified the substantive provisions of a standard of independence. *See Home Depot, Inc.* (February 25, 2004) ("***Home Depot***"). Unlike the Proposal, the Home Depot proposal requested a standard of independence that was not internally inconsistent, included a substantive description of the requested standard and provided a reference to where additional information was available.

Finally, the Proposal can be distinguished from other stockholder proposals requesting that the chairman of the board be an independent director "who had not served as CEO of the company..." *See General Electric Co.* (January 28, 2003) ("***General Electric***"). Contrary to the General Electric proposal, the Proposal implies that it is requesting a specific independence standard, the NYSE standard, but also includes the additional requirement that the chairman not have previously served as an executive officer of the Company. Also, in contrast to the General Electric proposal, the policy that the Company is requested to adopt conflicts with the NYSE independence standard that the Proposal cites and the Proposal is internally inconsistent and misleading as further discussed above.

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Supporting Statement from the Proxy Materials for the 2010 Meeting.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (724) 838-6188.

Sincerely,



Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Attachments

c: Mr. James S. Premoshis (via overnight mail)

FISMA & OMB Memorandum M-07-16

EXHIBIT A

PROPOSAL AND SUPPORTING STATEMENT

(As revised by the Proponent on December 15, 2009)

Independent Board Chairman

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of the board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders; and that compliance with the policy is temporarily excused if no independent director is available and willing to serve as chairman.

I believe:
• The role of the CEO and management is to run the company.
• The role of the Board of Directors is to provide independent oversight of management and the CEO.
• There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, CalPERS encourages separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a "Chairing the Board" Policy Briefing arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

In consideration of the potential disruption of an immediate change, I am not seeking to replace our present CEO as Chair. To foster a simple transition, I am requesting that this policy be phased in when the next CEO is chosen. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

Companies are recognizing increasingly that separating the Board Chair and Chief Executive Officer is a sound corporate governance practice. An independent Chair and a vigorous Board can improve accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

I urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.



Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601
Phone: (724) 838-6188; FAX: (724) 830-7736
Email: ddunlap@alleghenyenergy.com

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

December 23, 2009

Via Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Copies of Correspondence Pursuant to Staff Bulletin 14C (CF) Relating to Shareholder Proposal Submitted by Mr. James S. Premoshis

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "***Company***"), and pursuant to the Staff Bulletin 14C (CF), attached to this cover letter as Exhibit A are copies of correspondence relating to the shareholder proposal submitted by Mr. James S. Premoshis (the "***Proponent***").

The copies of the correspondence will be submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent via electronic mail simultaneously to the Proponent.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (724) 838-6188.

Sincerely,

Daniel M. Dunlap

Attachments

c: Mr. James S. Premoshis (via overnight mail)

FISMA & OMB Memorandum M-07-16

EXHIBIT A

CORRESPONDENCE

Allegheny Energy
Daniel Dunlap
Senior Attorney and Assistant Secretary
800 Cabin Hill Drive
Greensburg, Pa. 15601

Dear Mr. Dunlap,

Attached you will find an updated Rule 14a-8 proposal and the proof of ownership of Allegheny Energy shares..

Unless there has been a change in Company Policy regarding 401K Shares being used for rule 14a-8 proposals. I am submitting these shares as proof of ownership. Which has been allowable in the past.

Thank You for your help in this matter.

Sincerely,

James S. Premoshis


FISMA & OMB Memorandum M-07-16

Shareholder of Record

Independent Board Chairman

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of the board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders; and that compliance with the policy is temporarily excused if no independent director is available and willing to serve as chairman.

I believe:
• The role of the CEO and management is to run the company.
• The role of the Board of Directors is to provide independent oversight of management and the CEO.
• There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, CalPERS encourages separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a "Chairing the Board" Policy Briefing arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

In consideration of the potential disruption of an immediate change, I am not seeking to replace our present CEO as Chair. To foster a simple transition, I am requesting that this policy be phased in when the next CEO is chosen. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

Companies are recognizing increasingly that separating the Board Chair and Chief Executive Officer is a sound corporate governance practice. An independent Chair and a vigorous Board can improve accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

I urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

James S Premoshis Retirement Account Summary

October 1, 2008 to December 31, 2008

ABOUT YOUR RETIREMENT PLAN

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INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value					25%	0%
Dreyfus/Boston Intl Core Eq					25%	0%
Dreyfus/Boston Sm Cap Val Fd					10%	0%
Goldman Sachs Midcap Val, Inst					5%	0%
T. Rowe Price Spectrum Growth					15%	0%
TRP Equity Index Trust Class C					10%	0%
Vanguard Strategic Equity					5%	0%
WM Blair Small Cap Growth CL I					5%	0%
Bonds						
Fidelity Adv Strategic Income					0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B					0%	34%
Company Stock						
Allegheny Energy Company Stock	$18,622.11	$188.87	-$1,369.18	$17,441.80	0%	33%
Ending Balance					100%	100%
Outstanding Loan Balance						
Total Account Value				$		

Allegheny Energy Company Stock
average cost : $25.94 cost basis : $13,363.52

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of January 12, 2009.



FISMA & OMB Memorandum M-07-16

James S Premoshis Retirement Account Summary

January 1, 2009 to March 31, 2009

ABOUT YOUR RETIREMENT PLAN

Your plan is going green with the help of paperless statements

Starting with your next plan account statement, T. Rowe Price and your employer will do their part to support the environment by reducing the distribution of paper account statements. That means, if we have a valid e-mail address, instead of receiving your statement by mail, you will receive an e-mail notice each quarter alerting you that your statement is ready to view and download at your convenience. In addition to saving paper, online statements also reduce clutter and increase account security.

Until we have a valid e-mail address, you will continue to receive your quarterly statements in the mail. Please visit the *myRetirementPlan* Web site at rps.troweprice.com and view the Services section, or call 1-800-922-9945 to verify or edit the e-mail address on file. Note: If we have a valid e-mail address, you will receive an e-mail welcoming you to paperless statements and informing you of how to continue to receive paper statements, should you choose. However, before you decide not to go paperless, consider how this change will impact the environment and your life.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value					25%	0%
Dreyfus/Boston Intl Core Eq					25%	0%
Dreyfus/Boston Sm Cap Val Fd					10%	0%
Goldman Sachs Midcap Val, Inst					5%	0%
T. Rowe Price Spectrum Growth					15%	0%
TRP Equity Index Trust Class C					10%	0%
Vanguard Strategic Equity					5%	0%
WM Blair Small Cap Growth CL I					5%	0%
Bonds						
Fidelity Adv Strategic Income					0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B					0%	34%
Company Stock						
Allegheny Energy Company Stock	$17,441.80	$224.49	- $5,432.80	$12,233.49	0%	33%
Ending Balance					100%	100%
Outstanding Loan Balance						
Total Account Value						

Allegheny Energy Company Stock
average cost : $25.88 cost basis : $13,665.28

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of April 09, 2009.



FISMA & OMB Memorandum M-07-16

James S Premoshis Retirement Account Summary

April 1, 2009 to June 30, 2009

ABOUT YOUR RETIREMENT PLAN

New Web Site, Exhibit, and Online Game Help Families Talk About Money

Talking with children about saving and planning for the future is perhaps more important than ever. That's the purpose of The Great Piggy Bank Adventure(SM) online game, a collaborative effort between T. Rowe Price and Walt Disney Parks & Resorts Online.

The game is a feature of the new T. Rowe Price Family Center, an interactive Web site that can help you talk with children about saving and spending wisely. You'll find stories from parents about their past experiences with money, The Great Piggy Bank Adventure(SM) online game, and more about our commitment to education.

It's all part of the sponsorship of a new interactive theme park experience—The Great Piggy Bank Adventure(SM) —now open at INNOVENTIONS at *Epcot®* at the *Walt Disney World®* Resort in Florida. The experience, combined with the T. Rowe Price Family Center Web site and The Great Piggy Bank Adventure(SM) online game, reflects a broader effort by T. Rowe Price to make financial education concepts more accessible and engaging for children.

Log in, learn, and play at rps.troweprice.com.

T. Rowe Price and Walt Disney World Company are not affiliated companies.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value					25%	0%
Dreyfus/Boston Intl Core Eq					25%	0%
Dreyfus/Boston Sm Cap Val Fd					10%	0%
Goldman Sachs Midcap Val, Inst					5%	0%
T. Rowe Price Spectrum Growth					15%	0%
TRP Equity Index Trust Class C					10%	0%
Vanguard Strategic Equity					5%	0%
WM Blair Small Cap Growth CL I					5%	0%
Bonds						
Fidelity Adv Strategic Income					0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B					0%	34%
Company Stock						
Allegheny Energy Company Stock	$12,233.46	$207.33	$1,386.75	$13,827.54	0%	33%
Ending Balance					100%	100%
Outstanding Loan Balance						
Total Account Value						

Allegheny Energy Company Stock
average cost : $25.88 cost basis : $13,951.77

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of July 08, 2009


T.RowePrice
RETIRE WITH CONFIDENCE

James S Premoshis Retirement Account Summary

July 1, 2009 to September 30, 2009

ABOUT YOUR RETIREMENT PLAN

How much do you need to retire?

In order to save enough today, you need to estimate how much money you'll spend during your retirement years. This may not seem easy to do, but there are a variety of tools and resources available to help you figure out how much you need to save so you can maintain your lifestyle in retirement.

To learn more, and to access helpful online tools, log in to the *my*RetirementPlan Web site at rps.troweprice.com.

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral 6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Retirement Funds						
T. Rowe Price Retirement 2025	$0.00	$79.04	$5.32	$84.36	35%	0%
Stocks						
Allianz NFJ Dividend Value	$				25%	0%
Dreyfus/Boston Intl Core Eq					0%	0%
Dreyfus/Boston Sm Cap Val Fd	$				10%	0%
Goldman Sachs Midcap Val, Inst					5%	0%
T. Rowe Price Spectrum Growth					15%	0%
TRP Equity Index Trust Class C					10%	0%
Vanguard Strategic Equity					0%	0%
WM Blair Small Cap Growth CL I					0%	0%
Bonds						
Fidelity Adv Strategic Income					0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B					0%	34%
Company Stock						
Allegheny Energy Company Stock	$13,827.54	$172.18	$548.42	$14,548.14	0%	33%
Ending Balance					100%	100%
Outstanding Loan Balance						
Total Account Value						

Allegheny Energy Company Stock
average cost : $25.89 cost basis : $14,204.80

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of October 08, 2009.


T.RowePrice
INVEST WITH CONFIDENCE



DANIEL M DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX (724) 830-7736
ddunlap@alleghenyenergy.com

December 2, 2009

VIA OVERNIGHT MAIL

Mr. James S. Premoshis

FISMA & OMB Memorandum M-07-16

Dear Mr. Premoshis:

I am writing on behalf of Allegheny Energy, Inc. (the "Company"), which received on November 25, 2009 your shareholder proposal (copy enclosed) entitled "Independent Board Chairman" (the "Proposal") for consideration at the Company's 2010 Annual Meeting of Stockholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

The Proposal contains certain eligibility or procedural deficiencies and does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, you are not a registered holder of shares of Allegheny Energy, Inc. stock. We expect that you, like many stockholders, may own your shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

To remedy the above deficiencies, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite number of Company shares for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.


Allegheny Energy

In addition, the Proposal exceeds the 500 word limit set forth in Rule 14a-8(d). Specifically, Rule 14a-8(d) states: "The proposal, including any accompanying supporting statement, may not exceed 500 words." Using the standard word count function in Microsoft Word, the Proposal, including the supporting statement, contains 503 words. To be considered for inclusion in the Company's proxy statement, the Proposal, including the supporting statement, must be 500 words or less.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, PA 15601. Alternately, you may send your response via facsimile to (724) 830-7736 or via electronic mail to ddunlap@alleghenyenergy.com.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you remedy any deficiencies, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude your proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 724-838-6188.

Sincerely,



Daniel M. Dunlap

Enclosures

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive††
Greensburg†PA†15601†

Rule 14a-8 Proposal

Dear Mr. Evanson,

My attached Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. My proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including my continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of my proposal at the annual meeting.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly.

Sincerely,





Name Date

cc: David M.†Feinberg
Corporate Secretary
PH: 724-838-6999
FX: 724-838-6864
Daniel Dunlap <ddunlap@alleghenyenergy.com>
Assistant Secretary
PH: 724-838-6188
FX: 724-830-7736
FX: 724-838-6177

Independent Board Chairman

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of the board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders; and that compliance with the policy is temporarily excused if no independent director is available and willing to serve as chairman.

I believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, CalPERS encourages separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a "Chairing the Board" Policy Briefing arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

In consideration of the potential disruption of an immediate change, I am not seeking to replace our present CEO as Chair. To foster a simple transition, I am requesting that this policy be phased in when the next CEO is chosen. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer is a sound corporate governance practice. An independent Chair and a vigorous Board can improve focus on important governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

I urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

§ 240.14a-8 Shareholder proposals.



This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive††
Greensburg†PA†15601†

Rule 14a-8 Proposal

Dear Mr. Evanson,

My attached Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. My proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including my continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of my proposal at the annual meeting.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly.

Sincerely,



11/25/09

Name Date

cc: David M.†Feinberg
Corporate Secretary
PH: 724-838-6999
FX: 724-838-6864
Daniel Dunlap <ddunlap@alleghenyenergy.com>
Assistant Secretary
PH: 724-838-6188
FX: 724-830-7736
FX: 724-838-6177

Independent Board Chairman

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of the board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders; and that compliance with the policy is temporarily excused if no independent director is available and willing to serve as chairman.

I believe:

• The role of the CEO and management is to run the company.

• The role of the Board of Directors is to provide independent oversight of management and the CEO.

• There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, CalPERS encourages separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a "Chairing the Board" Policy Briefing arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

In consideration of the potential disruption of an immediate change, I am not seeking to replace our present CEO as Chair. To foster a simple transition, I am requesting that this policy be phased in when the next CEO is chosen. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer is a sound corporate governance practice. An independent Chair and a vigorous Board can improve focus on important governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

I urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

James S Premoshis Retirement Account Summary October 1, 2008 to December 31, 2008

ABOUT YOUR RETIREMENT PLAN

Please Note: Your Plan Year End has changed to 12/31. Stay focused on your goals. Retirement investing can be especially challenging during times of unusual market volatility. The short-term effects on your retirement portfolio can be dramatic. Remember to focus on the long term and try not to let your emotions get you off track. Keeping up with your contributions and maintaining an appropriate asset allocation strategy can help you weather the market s ups and downs. For more information on market events and staying focused on your goals, log in to the myRetirementPlan Web site at rps.troweprice.com and click Important Market Information. If you would like to receive e-mails on the latest updates regarding the market and other retirement planning information, sign up for E-nnouncements on the myRetirementPlan Web site.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value					25%	0%
Dreyfus/Boston Intl Core Eq					25%	0%
Dreyfus/Boston Sm Cap Val Fd					10%	0%
Goldman Sachs Midcap Val, Inst					5%	0%
T. Rowe Price Spectrum Growth					15%	0%
TRP Equity Index Trust Class C					10%	0%
Vanguard Strategic Equity					5%	0%
WM Blair Small Cap Growth CL I					5%	0%
Bonds						
Fidelity Adv Strategic Income					0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B					0%	34%
Company Stock						
Allegheny Energy Company Stock					0%	33%
Ending Balance					100%	100%
Outstanding Loan Balance						
Total Account Value						

Allegheny Energy Company Stock
average cost : $25.94 cost basis

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of January 12, 2009.

T.RowePrice INVEST WITH CONFIDENCE

James S Premoshis Retirement Account Summary January 1, 2009 to March 31, 2009

ABOUT YOUR RETIREMENT PLAN

Your plan is going green with the help of paperless statements

Starting with your next plan account statement, T. Rowe Price and your employer will do their part to support the environment by reducing the distribution of paper account statements. That means, if we have a valid e-mail address, instead of receiving your statement by mail, you will receive an e-mail notice each quarter alerting you that your statement is ready to view and download at your convenience. In addition to saving paper, online statements also reduce clutter and increase account security.

Until we have a valid e-mail address, you will continue to receive your quarterly statements in the mail. Please visit the *myRetirementPlan* Web site at rps.troweprice.com and view the Services section, or call 1-800-922-9945 to verify or edit the e-mail address on file. Note: If we have a valid e-mail address, you will receive an e-mail welcoming you to paperless statements and informing you of how to continue to receive paper statements, should you choose. However, before you decide not to go paperless, consider how this change will impact the environment and your life.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value	[illegible]	[illegible]	[illegible]	[illegible]	25%	0%
Dreyfus/Boston Intl Core Eq	[illegible]	[illegible]	[illegible]	[illegible]	25%	0%
Dreyfus/Boston Sm Cap Val Fd	[illegible]	[illegible]	[illegible]	[illegible]	10%	0%
Goldman Sachs Midcap Val, Inst	[illegible]	[illegible]	[illegible]	[illegible]	5%	0%
T. Rowe Price Spectrum Growth	[illegible]	[illegible]	[illegible]	[illegible]	15%	0%
TRP Equity Index Trust Class C	[illegible]	[illegible]	[illegible]	[illegible]	10%	0%
Vanguard Strategic Equity	[illegible]	[illegible]	[illegible]	[illegible]	5%	0%
WM Blair Small Cap Growth CL I	[illegible]	[illegible]	[illegible]	[illegible]	5%	0%
Bonds						
Fidelity Adv Strategic Income	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B	[illegible]	[illegible]	[illegible]	[illegible]	0%	34%
Company Stock						
Allegheny Energy Company Stock	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Ending Balance	[illegible]	[illegible]	[illegible]	[illegible]	100%	100%
Outstanding Loan Balance				[illegible]		
Total Account Value				[illegible]		

Allegheny Energy Company Stock
average cost : $25.88 cost basis [illegible]

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of April 09, 2009.


T.RowePrice
RETIRE WITH CONFIDENCE

James S Premoshis Retirement Account Summary

April 1, 2009 to June 30, 2009

ABOUT YOUR RETIREMENT PLAN

New Web Site, Exhibit, and Online Game Help Families Talk About Money
Talking with children about saving and planning for the future is perhaps more important than ever. That's the purpose of The Great Piggy Bank Adventure(SM) online game, a collaborative effort between T. Rowe Price and Walt Disney Parks & Resorts Online.

The game is a feature of the new T. Rowe Price Family Center, an interactive Web site that can help you talk with children about saving and spending wisely. You'll find stories from parents about their past experiences with money, The Great Piggy Bank Adventure(SM) online game, and more about our commitment to education.

It's all part of the sponsorship of a new interactive theme park experience—The Great Piggy Bank Adventure(SM) —now open at INNOVENTIONS at *Epcot®* at the *Walt Disney World®* Resort in Florida. The experience, combined with the T. Rowe Price Family Center Web site and The Great Piggy Bank Adventure(SM) online game, reflects a broader effort by T. Rowe Price to make financial education concepts more accessible and engaging for children.

Log in, learn, and play at rps.troweprice.com.

T. Rowe Price and Walt Disney World Company are not affiliated companies.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value	[illegible]	[illegible]	[illegible]	[illegible]	25%	0%
Dreyfus/Boston Intl Core Eq	[illegible]	[illegible]	[illegible]	[illegible]	25%	0%
Dreyfus/Boston Sm Cap Val Fd	[illegible]	[illegible]	[illegible]	[illegible]	10%	0%
Goldman Sachs Midcap Val, Insl	[illegible]	[illegible]	[illegible]	[illegible]	5%	0%
T. Rowe Price Spectrum Growth	[illegible]	[illegible]	[illegible]	[illegible]	15%	0%
TRP Equity Index Trust Class C	[illegible]	[illegible]	[illegible]	[illegible]	10%	0%
Vanguard Strategic Equity	[illegible]	[illegible]	[illegible]	[illegible]	5%	0%
WM Blair Small Cap Growth CL I	[illegible]	[illegible]	[illegible]	[illegible]	5%	0%
Bonds						
Fidelity Adv Strategic Income	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B	[illegible]	[illegible]	[illegible]	[illegible]	0%	34%
Company Stock						
Allegheny Energy Company Stock	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Ending Balance	[illegible]	[illegible]	[illegible]	[illegible]	100%	100%
Outstanding Loan Balance				[illegible]		
Total Account Value				[illegible]		

Allegheny Energy Company Stock
average cost : $25.88 cost basis [illegible]
At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of July 08, 2009.


T.RowePrice
RETIRE WITH CONFIDENCE

James S Premoshis Retirement Account Summary

July 1, 2009 to September 30, 2009

ABOUT YOUR RETIREMENT PLAN

How much do you need to retire?

In order to save enough today, you need to estimate how much money you'll spend during your retirement years. This may not seem easy to do, but there are a variety of tools and resources available to help you figure out how much you need to save so you can maintain your lifestyle in retirement.

To learn more, and to access helpful online tools, log in to the *myRetirementPlan* Web site at rps.troweprice.com.

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral	6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Retirement Funds						
T. Rowe Price Retirement 2025	$0.00	[illegible]	[illegible]	[illegible]	35%	0%
Stocks						
Allianz NFJ Dividend Value	[illegible]	[illegible]	[illegible]	[illegible]	25%	0%
Dreyfus/Boston Intl Core Eq	[illegible]	[illegible]	[illegible]	[illegible]	0%	0%
Dreyfus/Boston Sm Cap Val Fd	[illegible]	[illegible]	[illegible]	[illegible]	10%	0%
Goldman Sachs Midcap Val, Inst	[illegible]	[illegible]	[illegible]	[illegible]	5%	0%
T. Rowe Price Spectrum Growth	[illegible]	[illegible]	[illegible]	[illegible]	15%	0%
TRP Equity Index Trust Class C	[illegible]	[illegible]	[illegible]	[illegible]	10%	0%
Vanguard Strategic Equity	[illegible]	[illegible]	[illegible]	[illegible]	0%	0%
WM Blair Small Cap Growth CL I	[illegible]	[illegible]	[illegible]	$[illegible]	0%	0%
Bonds						
Fidelity Adv Strategic Income	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B	[illegible]	[illegible]	[illegible]	[illegible]	0%	34%
Company Stock						
Allegheny Energy Company Stock	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Ending Balance	[illegible]	[illegible]	[illegible]	[illegible]	100%	100%
Outstanding Loan Balance				[illegible]		
Total Account Value				[illegible]		

Allegheny Energy Company Stock
average cost : $25.89 cost basis [illegible]

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of October 08, 2009.


T.RowePrice
INVEST WITH CONFIDENCE